PRIVILEGED AND CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUEST

December 4, 2017
Ms. Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services
Division of Corporation Finance
Mail Stop 4561
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:     Commvault Systems, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2017
Filed May 5, 2017
Form 10-Q for the Quarter Ended June 30, 2017
Filed July 26, 2017
File No. 001-33026
Dear Ms. Collins:
Attachment A (and marked CVLT001 through CVLT005) to this letter responds on behalf of Commvault Systems, Inc. (the “Company”) to comment No. 1 in the Staff’s letter dated November 21, 2017 addressed to the undersigned.
In accordance with Rule 83 of the Rules of Practice of the Securities and Exchange Commission (17 C.F.R. 200.83), the Company hereby requests that Attachment A be accorded confidential treatment. The Company also requests that you promptly inform it as set forth in the next paragraph of any request for Attachment A made pursuant to the Freedom of Information Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
Inquiries concerning this request and notices of copies of requests for a copy of Attachment A should be directed to me at telephone number (732) 870-4315.
Sincerely,
/s/ Brian Carolan

Brian Carolan
Vice President, Chief Financial Officer
cc:    Frank Knapp, U.S. Securities and Exchange Commission
Office of Freedom of Information and Privacy Act Services (without attachments)

CONFIDENTIAL TREATMENT REQUESTED
BY COMMVAULT SYSTEMS, INC.
CVLT 0001

ATTACHMENT A

Reproduced below in bold text is comment No. 1 from the Staff’s letter dated November 21, 2017 addressed to Brian Carolan, Vice President and Chief Financial Officer of Commvault Systems, Inc. The Company’s response follows the comment.
Form 10-Q for the Quarterly Period Ended June 30, 2017

Note 3. Revenue, page 9

1.
We have reviewed your response to prior comment 4. We note the minimum and maximum amounts; however, it is unclear to us how you considered transactions within this range. Please provide us with more details of your analysis. In this regard, please tell us whether a significant number of transactions fell within a smaller portion of this range. Reference ASC 606-10-32-34(c).

The Company’s software licenses typically provide for a non-exclusive, perpetual right to use the Company’s software. Historically, the Company has sold its product as a bundle (i.e., perpetual software license bundled with maintenance services and/or other products and services) at *. The Company has concluded that *. The lack of history of selling software licenses on a standalone basis (unbundled) * led the Company to conclude that the use of the residual approach for determining the Standalone Selling Price (“SSP”) of the software license was appropriate and in accordance with ASC 606-10-32-34(c) which states:

Residual approach—An entity may estimate the standalone selling price by reference to the total transaction price less the sum of the observable standalone selling prices of other goods or services promised in the contract. However, an entity may use a residual approach to estimate, in accordance with paragraph 606-10-32-33, the standalone selling price of a good or service only if one of the following criteria is met:

1.
The entity sells the same good or service to different customers (at or near the same time) for a broad range of amounts (that is, the selling price is highly variable because a representative standalone selling price is not discernible from past transactions or other observable evidence).

2.	The entity has not yet established a price for that good or service, and the good or service has not previously been sold on a standalone basis (that is, the selling price is uncertain).

In order to determine if use of the residual approach for the software license in the contract is appropriate, the Company first evaluated whether the software license sold to the customer is the “same” as other transactions included in the pricing analysis, and *. The Company’s quantitative measures included historical software license transactions (which were bundled with services) by (1) geographic location and (2) software transaction value. The Company manages its software license revenue by the following geographic locations: Americas (United States, Canada, Latin America); EMEA (Europe, Middle East, Africa); and APAC (Australia, New Zealand, Southeast Asia, China). The bands of software transaction values reviewed were up to $100,000; $100,000 - $500,000; and greater than $500,000. *. These quantitative measures are consistent with how the Company analyzes the business from an operational perspective.

CONFIDENTIAL TREATMENT REQUESTED
BY COMMVAULT SYSTEMS, INC.
CVLT 0002

In addition to considering the minimum and maximum amounts, the Company also considered the dispersion of discounts by analyzing the number of transactions that fell within a smaller portion of the range, which was evaluated by analyzing *. For example, *. The analysis showed that *. The Company concluded * indicated that a standalone selling price was not observable. In all of the categories analyzed, *. The amounts for all the analyzed categories are included Table #1 below for the fiscal year ended March 31, 2017. The Company believes the * in order to conclude that a standalone selling price was observable. Further, this conclusion is consistent with the qualitative considerations related to the Company’s industry and business. Given the nature of the Company’s software product, *.

Tables 1-8 have been omitted as Commvault has requested FOIA Confidential treatment
In summary, the lack of history selling software licenses on a standalone basis (unbundled) combined with *, led the Company to conclude the residual approach is appropriate for determining the Standalone Selling Price (“SSP”) of the software license in accordance with ASC 606-10-32-34(c).

*FOIA Confidential treatment requested by Commvault Systems, Inc.